SO
3-22-04

V+3-18-04

MAR 1 2 2004

SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

04016994

STATES
CHANGE COMMISSION
D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden Hours per response... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 12 2004
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-13493

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

THE FIRST WASHINGTON FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM ID NO.

ADREDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14800 HARVEST COURT
(No. and Street)

CENTERVILLE	**VA**	**20120**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JULIE E. GERL **(702) 222 - 4644**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

KAISER, SCHERER & SCHLEGEL, PLLC
(Name – *if individual, state, last, first, middle name*)

1899 L STREET, NW, SUITE 1100	**WASHINGTON**	**DC**	**20036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JULIE E. GERL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedule pertaining to the firm of

THE FIRST WASHINGTON FINANCIAL CORPORATION, as of

DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Julie E. Gerl
Signature

PRESIDENT
Title

CERTIFICATE OF ACKNOWLEDGEMENT:
CITY/COUNTY OF Fairfax
COMMONWEALTH OF VIRGINIA

The foregoing instrument was acknowledged before me this 9th day of March, 20 04 by Julie E. Gerl

Notary Public

My commission expires June 30, 2004

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession of Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The First Washington Financial Corporation

Financial Statements and Supplemental Schedules December 31, 2003 and 2002

KAISER SCHERER & SCHLEGEL, PLLC

The First Washington Financial Corporation

Table of Contents

1899 L Street, N.W., Suite 1100
Washington, D.C. 20036
Tel: 202-466-4656
Fax: 202-331-8342
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

KAISER SCHERER & SCHLEGEL, PLLC
Certified Public Accountants

To the Shareholder
The First Washington Financial Corporation

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of **The First Washington Financial Corporation** as of December 31, 2003 and 2002 and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of **The First Washington Financial Corporation's** management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **The First Washington Financial Corporation** as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made primarily for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaiser Scherer & Schlegel, PLLC

March 7, 2004

The First Washington Financial Corporation

Statements of Financial Condition

December 31,	2003	2002
Assets		
Current Assets		
Cash	$ 50,824	$ 43,016
Receivables	567	2,910
Total current assets	51,391	45,926
Office equipment, net of accumulated depreciation of $27,720 and $14,102, respectively	23,226	36,844
Total assets	$ 74,617	$ 82,770
Liabilities and Shareholder's Equity		
Current Liabilities		
Accrued expenses	$ -	$ 750
Current portion of long-term debt	7,748	7,748
Total current liabilities	7,748	8,498
Long-term debt, less current portion	20,663	28,411
Total liabilities	28,411	36,909
Shareholder's equity		
Common stock	25,002	25,002
Additional paid in capital	23,500	10,000
Retained earnings	(2,296)	10,859
Total shareholder's equity	46,206	45,861
Total liabilities and shareholder's equity	$ 74,617	$ 82,770

The accompanying notes are an integral part of these financial statements.

The First Washington Financial Corporation

Statements of Income

Year ended December 31,	**2003**	2002
Revenue		
Commission income	**$ 61,553**	$ 40,744
Interest and dividend income	**336**	117
Other income	**116**	1,068
Total revenue	**62,005**	41,929
Expenses		
Salaries and related costs	**10,259**	15,298
Commissions	**25,785**	-
General and administrative costs	**39,116**	22,390
Total expenses	**75,160**	37,688
Income (loss) before income taxes	**(13,155)**	4,241
Provision for income tax expense	**-**	-
Net income (loss)	**$ (13,155)**	$ 4,241

The accompanying notes are an integral part of these financial statements.

The First Washington Financial Corporation

Statements of Changes in Shareholder's Equity

Year ended December 31,	**2003**	2002
Shareholder's equity – beginning of year	**$ 45,861**	$ 31,620
Additional paid in capital	**13,500**	10,000
Net income (loss)	**(13,155)**	4,241
Shareholder's equity – end of year	**$ 46,206**	$ 45,861

The accompanying notes are an integral part of these financial statements.

The First Washington Financial Corporation

Statements of Cash Flows

Year ended December 31,	**2003**	2002
Net income (loss)	**$(13,155)**	$ 4,241
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation	**13,618**	9,659
(Increase) decrease in receivables	**2,343**	-
Increase (decrease) in:		
Accrued expenses	**(750)**	(2,688)
Other current liabilities	**-**	(4,685)
Accrued taxes payable	**-**	(392)
Net cash provided by operations	**2,056**	6,135
Cash flows from investing activities:		
Acquisition of fixed assets	**-**	(5,965)
Net cash used in investing activities	**-**	(5,965)
Cash flows from financing activities:		
Payments on debt	**(7,748)**	(2,582)
Cash contributions - shareholder	**13,500**	10,000
Net cash provided by financing activities	**5,752**	7,418
Net increase in cash and cash equivalents	**7,808**	7,588
Cash and cash equivalents at beginning of year	**43,016**	35,428
Cash and cash equivalents at end of year	**$ 50,824**	$ 43,016

The accompanying notes are an integral part of these financial statements.

The First Washington Financial Corporation

Statements of Cash Flows

Year ended December 31,	**2003**	2002
Supplemental cash flow data:		
Noncash investing and financing activities:		
Cost of fully depreciated fixed assets disposed of during the year	$ -	$ 26,504
Cost of fixed assets financed with long-term debt with financing provided by the vendor	$ -	$ 38,741

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies

The First Washington Financial Corporation (the Company) is a registered securities dealer in mutual funds and variable annuities. The Company does not hold funds or securities for, nor owe funds or securities to, customers. Any funds or securities received by the Company are promptly forwarded to floor brokerage companies. The Company's commission income is primarily derived from a group of teachers in Anne Arundel County, Maryland.

Significant Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting.

Depreciation

Fixed assets consist of computer equipment and a vehicle. Depreciation of fixed assets is recorded on an accelerated basis over a five-year life.

2. Property and Equipment

Property and equipment consisted of the following:

December 31,	**2003**	2002
Computer hardware	**$ 6,240**	$ 6,240
Computer software	**564**	564
Vehicle	**44,142**	44,142
Fixed assets, at cost	**50,946**	50,946
Accumulated depreciation and amortization	**(27,720)**	(14,102)
Fixed assets, net	**$ 23,226**	$ 36,844

Depreciation and amortization expense for the years ended December 31, 2003 and 2002 was $13,618 and $9,659, respectively.

3. Income Taxes

At December 31, 2003, the Company had net operating loss carryforwards of approximately $7,751 that may be offset against future taxable income through December 31, 2022. The Company also has limited net operating loss carryforwards of approximately $39,000, incurred before 2000 when the Company's tax return was consolidated with its former parent company. There is no expiration of the limited net operating loss carryforwards as long as the nature of the Company's business does not change. No tax benefit has been reported in the financial statements for the years ended December 31, 2003 and 2002, because deferred income tax benefits of approximately $9,400 and $8,000, respectively, resulting from loss carryforwards have been reduced by valuation allowances in the same amounts.

4. Employee Retirement Plan

The Company maintains a Money Purchase Plan (MPP Plan) and a Profit Sharing Plan (PSP Plan). The Company makes contributions to the MPP Plan and the PSP Plan based on a percentage of employee's compensation. For the years ended December 31, 2003 and 2002, the Company's expenses for both plans were $1,125 and $750, respectively. At December 31, 2003 and 2002, the Company had a liability for employer contributions of $-0- and $750, respectively.

5. Long-Term Debt

Long-term debt consists of the following:

December 31,	**2003**	2002
Term loan payable in monthly installments of $646 until August 2007, interest at 0%, secured by automobile	**$ 28,411**	$ 36,159
Total notes payable	**$ 28,411**	$ 36,159

Annual maturities of long-term debt as of December 31, 2003 are as follows:

Year ending December 31,	
2004	$ 7,748
2005	7,748
2006	7,748
2007	5,167
Total	$ 28,411

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002, the Company had net capital of $22,413 and $6,107, respectively, which was $17,413 and $1,107, respectively, in excess of its required net capital of $5,000. The Company's aggregate ratio of indebtedness to net capital at December 31, 2003 and 2002 was 1.27 to 1 and 6.04 to 1, respectively.

The First Washington Financial Corporation

Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1

December 31,		2003
Shareholder's Equity from Statement of Financial Condition		$ 46,206
Deductions:		
Non-Allowable Assets		
Accounts Receivable	$ 567	
Fixed Assets, Net	23,226	23,793
Net Capital		$ 22,413
Minimum Net Capital Required (A)		$ 5,000
Net Capital in Excess of Minimum Requirements		$ 17,413
Aggregate Indebtedness: Accounts Payable, Taxes Payable and Other Liabilities		$ 28,411
Ratio of Aggregate Indebtedness to Net Capital		1.27 to 1

(A) At December 31, 2003, the Company's net capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness.

NOTES

1. There was no difference between net capital as reported in the audited financial statements and net capital reported in the Company's FOCUS report as of December 31, 2003.

2. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, there is no requirement to include a Computation for Determination of Reserve Requirements and claims an exemption from this requirement based on section (k)(2)(ii) of Rule 15c3-3.

KAISER SCHERER & SCHLEGEL, PLLC
Certified Public Accountants

1899 L Street, N.W., Suite 1100
Washington, D.C. 20036
Tel: 202-466-4656
Fax: 202-331-8342
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

To the Shareholder
The First Washington Financial Corporation

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of **The First Washington Financial Corporation** (the "Company") for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13(a)(11) and in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become

inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.



March 7, 2004